UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Kane, John A.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Finance and
   Adm, CFO and Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  12/23/99    J (1)    1,340.00      A               9,327.00       D  Direct
Common Stock                                  12/23/99    J        1,340.00      D               15,553.00      I  by Trust (2)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Employee Stock Option (right to$18.0000                                                                                11/16/06
 buy)
Non-Qualified Stock Option     $13.6250                                                                   04/22/99     04/22/09
(right to buy)
Non-Qualified Stock Option     $30.6250                                                                   09/06/97     09/06/06
(right to buy)
Non-Qualified Stock Option     $31.2188                                                                   11/24/98     11/24/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to          Common Stock                   8,000.00                  8,000.00      D   Direct
 buy)
Non-Qualified Stock Option               Common Stock                   25,000.00                 25,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,685.00                  5,685.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,675.00                  6,675.00      D   Direct
(right to buy)

Explanation of Responses:

(1)
Transfer without consideration of shares held in trust by John A. Kane Grantor Retained Annuity Trust f/b/o the reporting person's children by such trust to the reporting person.
(2)
Shares held in trust by John A. Kane Grantor Retained Annuity Trust f/b/o the reporting person's children.  The reporting person is trustee.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-in-Fact
    For: John A. Kane
DATE January 7, 2000